EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited (Ticker: GLNG)

Reference is made to the fourth quarter 2024 report released on February 27, 2025. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on or around March 18, 2025.  The record date will be March 11, 2025.
Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: March 7, 2025
  Ex-date: March 10, 2025
  Record date: March 11, 2025
  Payment date: On or about March 18, 2025. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about March 20, 2025.

Golar LNG Limited
Hamilton, Bermuda
February 27, 2025

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act